--------------------------------------------------------------------------------
                                  Kirt W. James
                                PRINCIPAL OFFICER
                                First Auto, Inc.
                        3131 Southwest Freeway, Number 42
                                Houston TX 77098
            (Name and Address of Person Authorized to Receive Notices
          and Communications on Behalf of the Person Filing Statement)
--------------------------------------------------------------------------------
                                 WITH A COPY TO:
                             KARL E. RODRIGUEZ, ESQ
                              24843 Del Prado, #318
                              Dana Point, CA 92629
                                 (949) 248-9561
                               fax (949) 248-1688
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        PURSUANT TO SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934


                                FIRST AUTO, INC.


  Nevada                                                                Optional
(Jurisdiction  of  Incorporation)        (I.R.S.  Employer  Identification  No.)


3131  Southwest  Freeway,  Number  46,  Houston  TX                        77098
(Address of principal executive offices)                              (Zip Code)


Registrant's  telephone  number,  including  area  code:            949-248-1765

The  following  Securities are to be registered pursuant to Section 12(g) of the
Act:


                       Class-A Common Voting Equity Stock

                                    7,981,500


     The EXHIBIT INDEX is located at page 34 of this Registration Statement

PART  I                                                                        3

Item  1.  Description  of  Business                                            3
      (a)  Business  Development                                               3
      (b)  Business  of  the  Issuer                                           3
      (c)  Reverse  Acquisition  Contingency                                  10
      (d)  Voluntary  Reporting  Contingency                                  10

Item  2.  Managements  Discussion  and  Analysis  or  Plan of Operation       10
      (a)  Plan  of  Operation                                                10
      (b)  Discussion and Analysis of Financial Condition and Results of
           Operations                                                         11
      (c)  Reverse  Acquisition  Contingency                                  12

Item  3.  Description  of  Property                                           14

Item 4.  Security Ownership of Certain Beneficial Owners and Management       14
      (a)  Security  Ownership  of  Management                                14
      (b)  Security  Ownership  of  Certain  Beneficial  Owners               14
      (c)  Changes  in  Control                                               15

Item  5.  Directors,  Executive Officers, Promoters and Control Persons       15
      (a)  Previous  Officers                                                 15
      (b)  Current  Officer                                                   16

Item  6.  Executive  Compensation                                             17

Item  7.  Certain  Relationships  and  Related  Transactions                  17

Item  8.  Description  of  Securities                                         18

PART  II                                                                      20

Item  1                                                                       20
      (a)  Market  Information                                                20
      (b)  Holders                                                            20
      (c)  Dividends                                                          20
      (d)  Secondary  Trading                                                 20

Item  2.  Legal  Proceedings                                                  21

Item  3.  Changes  in  and  Disagreements  with  Accountants                  21

Item  4.  Recent  Sales  of  Unregistered  Securities                         22

Item  5.  Indemnification  of  Officers  and  Directors                       22

PART  F/S                                                                     24

PART  III                                                                     34

Item  1.  Index  to  Exhibits                                                 34

                                     PART I


                          UNNUMBERED ITEM: INTRODUCTION


     This registration statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of the National Association of Securities Dealers for submission for quotation on the Over the Counter Bulletin Board, often called OTCBB . Our common stock is not presently quoted on the OTCBB. Its common stock is not currently listed on the Pink Sheets (submission pending) and has not traded in brokerage transactions. The requirements of the OTCBB are that the financial statements and information about our corporation be reported periodically to the Commission and be and become information that the public can access easily. We wish to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, we will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of our common stock.


                        ITEM 1.  DESCRIPTION OF BUSINESS.


 (A)  BUSINESS  DEVELOPMENT.

      (1)  FORM  AND  YEAR  OF  ORGANIZATION.  This Corporation First Auto, Inc.
(formally the Registrant , but more commonly "we", "us" and "our") was duly incorporated in Nevada on March 24, 1999, with the intention of initiating a wholesale consumer finance company that will be engaged in purchasing automobile loans from third-party loan generation sources.

     On March 29, 1999, we issued 6,816,500 Founders Shares, at par value for organizational services, valued at $6,816 to three founders.

     On that same day, the Officers were empowered and directed to conduct a private placement/limited offering of up to 1,250,000 shares of common stock, at $0.10 per share, to accredited purchasers, and not more than 35 unaccredited purchasers. On June 14, 1999, the offering closed, 1,165,000 shares having been placed and sold to 13 investors, at $0.10 per share, for a total of $165,000.

     As a result, we have 7,981,500 shares of common stock issued and outstanding. Please refer to Item 4 of Part II, Recent Sales of Unregistered Securities, for more information and disclosure.

      (2) BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING. None from inception to date.


 (B) BUSINESS OF THE ISSUER. We intend to become an Internet information destination in the United
States for first-time buyers of new and used vehicles and for consumers seeking information on automotive products and services, such as insurance, financing and warranties. We will utilize the power of the Internet and our ability, through strategic alliances, to aggregate in a single location an extensive network of industry participants and a comprehensive database of automotive information to create an up to date information resource that is targeted to first-time buyers of automobiles. By providing this digital "many-to-many" information center, we bring automobile dealers, other industry participants, such as vendors of automotive products, and services and national advertisers, together with purchase-minded consumers at the moment when these consumers are directly engaged in a search for a first-time automobile or automotive products and services. Currently, we have a registered domain name of www.myfirstauto.net. This site has not been developed but will be upon commencement of operations.

     We intend to provide significant benefits to dealers and other industry participants by enabling them to advertise, interact and transact with first-time buyers in the new and used vehicle market. We will create a network of new and used automotive dealers on our Web site. We intend to provide detailed information of new and used vehicles and links to the manufacturers web sites on our Web site. The selection available to first-time buyers consumers will be targeted to their needs, demographics, and socioeconomic statistics. Through our Web site, consumers will be able to effectively navigate a database of new and used vehicle types in the United States, thereby optimizing their ability to find the vehicle of their choice. We will provide one of the most comprehensive sources of automotive information, including a variety of decision tools, buying and selling tips, vehicle specifications and reviews, vehicle pricing and safety information, as well as assistance with financing, insurance and warranty programs.

     From our web site we will be able to generate leads (potential buyers requesting a phone number, directions or an e-mail address) for dealers that allow them to precisely target purchasers of new and used vehicles in a manner which is more effective than traditional media.

     The management of FirstAuto, Inc. has designed a business model built upon multiple revenue streams from a variety of industry participants interested in marketing their services to our consumer audience of first-time buyers. We will generate our revenues primarily from advertising, and dealer database sales. A significant portion of our revenues will be recurring in nature. We will focus on creating and maintaining a solid information center on the Internet that will encourage and/or facilitate transactions between first-time car buyers and dealers of new and used vehicles.

      The strategy will be to create a growing our database of new and used vehicle dealers, a database of information regarding the vehicle searching patterns of buyers, and the audience of users of our Web site. We will develop a range of new products and services to enhance the value proposition that we offer to dealers, consumers and vendors of automotive products and services, which may include additional content and vehicle searching features, additional forms of enhanced listings, additional dealer Web site services, additional finance, insurance and aftermarket services and inspection and certification services. We will also implement an aggressive national marketing campaign to enhance the strength of our brand in the first-time auto buying market and to increase consumer and dealer awareness and usage of our Web site and our products and services.

     We will focus on maintaining a diverse and detailed database of new and used car dealers, to attract the target audience of first-time vehicle buyers. We intend to do this by establishing partnerships and other strategic alliances with Internet companies and sites targeted to the same 16-24 years old audience, to enable us link our potential consumers to our site.

     Our primary market of first-time buyers will be teenagers and young adults. Our web site will be informative and educational on the many aspects of buying a first automobile. We intend to educate these buyers as to everything involved in buying, financing, and insuring an automobile. We intend to provide the tools so that a young person can provide to their parents all of the details of that first automotive purchase including total costs, down payments required, monthly payments and insurance costs all based upon comparative shopping.

     The process will develop responsibility and appreciation of what goes into making a major purchase of a vehicle. In addition to the responsibility factor for car buying decisions MYFIRSTAUTO.NET will provide articles on safe driving, how to be a defensive driver, tips on how to keep automotive costs down and real live stories related to driving safely, as well as links to sites for M.A.D.D. (Mothers Against Drunk Driving) and S.A.D.D. (Students Against Drunk Driving).

                               MARKET OPPORTUNITY

  THE  MARKET  FOR  FIRST-TIME  AUTOMOBILE  PURCHASES  AND  RELATED  SERVICES.

     The global proliferation of vehicles and automotive products and services has served to make the automotive industry a $1 trillion industry in the United States and one of the largest industries in the world. We will focuses on the first-time buyer segment of the automotive industry. Approximately 40 million individuals access the World Wide Web annually. Nearly 20% buy products and services while on-line. Half of all women visiting the web will use it to shop for a new or used car. 24% of all "first time" car buyers obtain ALL of their car shopping information from the Web. Internet statistics provided by O'Reilly & Associates, Jupiter Communications, NetSmart and Nielsen Interactive.

     In the information age, the internet can be an invaluable source of automotive information. This is the fastest way to research different vehicles, locate cars, and do preliminary shopping comparisons. Over 50% of all first-time car buyers do all of their car research on-line. (Actually buying on-line is another matter entirely. Only a very small percentage (less than 5%) of new car purchases are currently completed on-line. Many large corporations, however, are banking that those numbers will increase substantially in the next few years. In the used-car arena a smaller percentage of buyers are utilizing the web, but their numbers are also increasing.) Internet statistics provided by Smart Car Guide.

     The automotive industry spends more money on advertising than any other industry in the United States. A large market also exists for automotive products and services, such as insurance, financing, warranties, parts, repairs and accessories. According to A.M. Best, an insurance research firm, total automobile insurance premiums were approximately $117 billion in 1999. In addition, the U.S. Federal Reserve Board estimates that the automotive consumer credit outstanding totaled approximately $468 billion as of the fourth quarter of 1999, and total sales for automotive parts, repairs and accessories, according to The Automotive Aftermarket Industry Association, exceeded $160 billion in 1999.


  INEFFICIENCIES  OF  TRADITIONAL  FIRST-TIME  AUTO  BUYING  AND SELLING METHODS

     The first-time car buying market has always been prominent but never targeted directly in the manner of providing information, tips, links, reviews and resources available only to the targeted segment. In the past, first-time car buyers relied on the same tools that all car-buyers often over-looking components of car-buying already discovered or known by experienced car buyers. Before the Internet information tools for car-buyers were sparse and specific to each car being purchasing. Although the purchase of a vehicle is one of the largest purchases made by most consumers, consumers historically have not had access in a single, centralized location to the information needed to research and evaluate automotive purchasing decisions. In particular, many consumers express dissatisfaction with the traditional sources of vehicle information, such as newspaper classified advertisements or visits to a dealer, because these individual sources contain only a small percentage of the total universe of vehicles for sale in their local market. As a result, consumers must often make significant purchasing decisions and compromises with limited and incomplete information. At the time of a vehicle purchase, the consumer must also make decisions on, and deal with multiple parties to arrange for, other products and services such as financing, insurance and warranties, often with an insufficient number of options and inadequate available information. First-time car buying was often done with misconceptions and misunderstanding of automobile purchase elements such as leasing, insurance, warranties, taxes and licensing, car features and benefits and fuel and maintenance economics. Now with the Internet and MyFirstAuto.net as tools first-time car buyers can access information on car models, new and used, the manufacturer warranty, fuel and maintenance requirements; financing options, either lease or loan; insurance premiums, discounts, coverage; local taxes and licensing information; and affordability calculators. This will give the consumer all the knowledge necessary to complete a successful automotive purchase.

               THE MY FIRSTAUTO.NET SOLUTION (WWW.MYFIRSTAUTO.NET)

     We believe that by providing a source on the Internet where first-time buyers can meet dealers, negotiate and control their purchase decisions, we have significantly improved the vehicle purchasing process. We will design an on-line marketplace providing dealers, vendors of automotive products and services and national advertisers an effective environment for reaching a specific target audience who have expressed an interest in automotive information by logging onto our Web site. We will create our Web site to provide consumers with a "one-stop" destination that incorporates all aspects of commerce and content related to the process for purchasing new and used vehicles and automotive products and services. We will enable this by facilitating contacts and transactions among dealers, other industry participants and consumers.


  SIGNIFICANT  BENEFITS  TO  DEALERS

     Large On-line Consumer Audience. We will be able to offer dealers an on-line consumer audience of first-time car buyers buy focusing on the increase in visitors per month by advertising on related web sites. Our Web site will provide dealers with access to a much larger and more geographically diverse consumer base than they can find through traditional, locally-oriented advertising and distribution channels.

     Low Cost and Flexible Services. We can provide dealer listings and advertisements in a cost-effective manner. Enhanced listings and other promotional products such as banner advertising can be purchased for various fees which depend on contract terms. According to the NADA, traditional newspaper, radio and television advertisements typically cost a dealer from $250 to $300 per vehicle sold. By using our paid services, this cost frequently ranges from $25 to $100 per vehicle, depending upon which promotional products a dealer selects.

     Wide Range of Listing and Advertising Products. Our Web site will have a goal of creating an extensive target listing of new and used vehicles and advertising products together with our highly effective, customer-driven search tools and functionality facilitate effective presentation and matching of dealers, other automotive vendors and service providers with the desired features and criteria of prospective buyers.

     Open, Non-Exclusive Marketplace. We will act as a neutral intermediary that facilitates the interaction and exchange of information between dealers and potential used vehicle purchasers.


  SIGNIFICANT  BENEFITS  TO  CONSUMERS

     Extensive Marketplace for New and Used Vehicles Targeted to the First-time Buyer. Our Web site will provide an extensive marketplace for new and used vehicles in the United States, we will offer consumers the most comprehensive selection of new and used vehicles in any centralized location. Listings from strategic partners, our open network of dealers, finance companies and insurance companies will enable us to provide consumers across the United States with access to the an on-line selection of new and used vehicles. Consumers will also be able to assemble a comparable amount of information in order to make their first-time purchase of an automobile.

     Convenient and Efficient Shopping Experience. We will design our Web site to provide a "one-stop" shopping environment that can significantly enhance the ongoing relationship between dealers and consumers by allowing consumers to select a new or used vehicle and obtain automotive information conveniently in the privacy of their home or office. We will also create a direct connection between the consumer and the relevant dealer by providing the consumer with contact information such as an e-mail address, telephone number and map with directions.Consumers can obtain on-line access, at no charge, to the comprehensive, up-to-date information on our Web site that they need to make an informed purchase decision. Information about vehicle models and options, dealer costs, safety information, used vehicle values and reviews and articles from trade publications will be collected in a centralized location, providing consumers with an objective, convenient and cost-effective means to make informed purchase decisions.

     Availability of Automotive Products and Services. Traditionally, consumers have been dependent on dealers and third-party vendors for automotive products and services, such as financing, insurance, warranty, automotive parts and repair services. We intend to design our Web site to offer consumers convenient access to and on-line connectivity with a comprehensive range of these services. We will establish strategic partnerships and alliances with on-line companies. Our focus will be to provide a variety of service offerings in a single location the first-time buyer which will improves the consumer's ability to make an automotive purchase and to research and purchase other automotive products and services at the same moment, enhancing a consumer's satisfaction with our service.


  SIGNIFICANT  BENEFITS  TO  OTHER  INDUSTRY  PARTICIPANTS

     Vendors of Automotive Products and Services. We intend to provide vendors of automotive products and services with access to a large and growing number of purchase-minded consumers who, in many instances, may require insurance, financing, warranties, a roadside assistance program or other automotive products and services. Consumers seeking automotive information are also often interested in, or may be specifically researching, information regarding competitive providers for their current automotive products and services. Vendors of automotive products and services can benefit from the ability of our database and software to direct their advertised products to a targeted consumer audience, which may provide them with a competitive advantage and an opportunity to increase their product sales. In many cases, we link our consumers directly to the on-line application forms of our e-commerce partners, which enable them to capture immediate sales opportunities and customer contact information.

     National Advertisers. The advertising available on MYFIRSTAUTO.NET will be targeted to the specific of audience of first-time buyers, national advertisers gain exposure to a targeted group of purchase-minded consumers at the moment when these consumers are directly engaged in a search for information regarding automotive products and services on our Web site. A sales team will established national advertising accounts with companies in the automotive industry.


                             COMPETITIVE ADVANTAGES

  TARGETED  WEB  SITE  AND  SERVICES

     With the specific niche of first-time car buyers we can advertise and provide information directly to our audience. We will enable the consumer to get the information they desire without searching through all other car purchase information that is not targeted to them. As a new Internet company we will be able to face the challenge of establishing the web site by reaching out and advertising to a specific audience.


  STRATEGIC  ALLIANCES

     We intend to create strategic alliances with companies that we will be able to links its on-line services to our consumers which will provide us with a significant competitive advantages.

                                    STRATEGY

     Our objective will be to build and maintain the preeminent on-line marketplace for facilitating transactions between first-time car buyers and sellers and services providers for new and used vehicles. We intend to accomplish this goal by expanding our network of dealers and product information, enhance and broaden services, establish relevant e-commerce offerings and content offerings, and increase brand awareness and consumer traffic.

     An additional service provided by MYFIRSTAUTO.NET will be the "Top Deals Of The Month". On the homepage of the web site we will list the best deals offered by automotive manufacturers targeted to the similar target market of 16-24 year old car buyers. We will also require our web site users to become registered to use certain features and links to pages on the web site. The user registration will also us to obtain the e-mail addresses of our target audience. We intend to generate traffic to the www.myfirstauto.net web site by e-mailing the monthly top deals to our target audience.

                               SALES AND MARKETING

     Management intends to implement our sales and marketing strategy by hiring a experienced team of sales and marketing people to attract new dealers and automotive services providers.

     Management also intends to build the brand name and increase consumer traffic through advertising through similarly targeted web sites and publications.


                                CUSTOMER SERVICE

     Management believes that dedication to customer services is the key to a successful business. We will provide quality customer service to dealers and automotive service providers who list information on our web site.


                                   TECHNOLOGY

     We intend to build a user-friendly, integrated processing system that will be designed and maintained by the hired web-master. The system will maintain the database records, listings of vehicle models, dealerships, manufacturer information, links with our e-commerce partners. The system will provide immediate contact information for finding local dealers and other automotive service providers.

     The operations of our Web site will be available 24 hours a day, seven days a week with occasional short interruptions due to maintenance or system problems, such as power failures or router failures. We will have a web-master and hired service providers for maintenance.


                                   COMPETITION

     The information provided about new and used vehicles, automotive products and services and content offerings competes against a variety of Internet and off line providers. Barriers to entry on the Internet are relatively low; however, no other Web site currently offers our unique blend of vehicle information and reviews, automotive products and services and relevant content offerings to a specific target audience of first-time car buyers. We may face significant competition in the future from new Web sites that offer the same information and services.

  AUTOMOTIVE  ADVERTISING  MEDIA

     The services provided by the MYFIRSTAUTO.NET web site will compete against a number of Web sites that offer both new and used vehicle information and links and a number of Web sites posting electronic classified ads. We will also compete with traditional media companies such as print magazines, television and radio stations. Many of these traditional media competitors either alone or as part of a consortium have established or have announced plans to establish on-line sites incorporating their automotive information, however have not established in the target audience will be specific.

  AUTOMOTIVE  PRODUCTS  AND  SERVICES

     Our automotive e-commerce service offerings compete against a variety of Internet and off line automotive companies. There are a number of Web sites that offer automotive products and services, some of which have substantial used vehicle listings and shopping information. We also face competition indirectly from traditional off line stores that offer automotive products and services similar to those found on our Web site.

  CONTENT  OFFERINGS

     Our content offerings compete with both Internet and off line content providers. There are a number of Web sites that provide similar content. In addition, print content providers such as magazines, books and newspapers also provide similar content, however, none are targeted to the specific market of first-time car buyers.

     We believe that the principal competitive factors that will attract dealers, automotive vendors and advertisers will include the volume of our Web site's consumer traffic; awareness of our brand and dealer loyalty; the demographics of our consumers; and the cost effectiveness of advertising on our Web site, including the ability to target advertising to specific audiences.

     We believe that the principal competitive factors that will attract consumers to our Web site will be the breadth and depth of new and used vehicle information; brand awareness and loyalty; ease of use; Web site functionality, responsiveness and information; a positive vehicle shopping experience for the consumer; and the quality of content, other service offerings and customer service.


             INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS AND LICENSES

     We currently do not have any intellectual property, proprietary rights nor licenses. We will enter into confidentiality agreements with our employees and consultants. These confidentiality agreements generally seek to control access to, and distribution of, our technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our information without authorization or to develop similar technology independently.

     We  do  not  have a licensed trademark but have registered our domain name.

     Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving, and we can give no assurance regarding the future viability of proprietary rights. We also cannot assure you that we will take the steps to prevent misappropriation or infringement of any future proprietary information, which could have a material adverse effect on our business, results of operations and financial condition.

     Litigation may be necessary in the future to enforce our future intellectual property rights, to protect our trade secrets or trademarks or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention.

Furthermore, our business activities may be alleged to infringe upon the proprietary rights of others, and other parties may assert infringement claims against us, including claims that arise from directly or indirectly providing hyperlink text links to Web sites operated by third parties.


                                 PRIVACY POLICY

     We believe that issues relating to privacy and use of personal information relating to Internet users are becoming increasingly important as the Internet and its commercial use increase. We intend to adopt a privacy policy concerning how we use information about our consumer visitors and the extent to which others may have access to this information. We will not sell or rent any personally identifiable information about our consumer visitors to any third party, although we may consider doing so in the future. We will use information about our consumer visitors for internal purposes in order to improve marketing and promotional efforts, to analyze Web site usage statistically and to improve content, product offerings and Web site layout.

                                    EMPLOYEES

     Currently the only employee is the sole officer and director. We intend to hire employees upon launch of operations. When business operations are launched we will need at least one web-master, two to three sales and marketing employees, and two to three in manufacturer and dealer services and at least two for general and administrative. The total number of employees to be hired upon commencement of operations will be approximately seven. In order to launch operations, many services will be employed through outside vendors.

                                  MISCELLANEOUS

 (C) REVERSE ACQUISITION CONTINGENCY. We are not a candidate for a reverse acquisition transaction. We are committed to the development of our business plan. A mature and businesslike evaluation of our affairs require the consideration of the foreseeable possibility of business failure. Accordingly, this Registration Statement will include a discussion of that contingency, which, although uncertain, and which may not occur. While we have no present plans to engage in Reverse Acquisition transactions, such transactions are possible and forseeable, and for the reason that we are thinly capitalized, and have ambitious plans for a capital intensive business, with no assurance that our capital need will be realized. We feel that additional disclosure regarding such a contingency is appropriate and we provide a discussion and disclosure. This subject is further discussed in Item 2 of this Part, Management's Discussion and Analysis.

 (D) VOLUNTARY REPORTING CONTINGENCY. We do not anticipate any contingency upon which we would voluntarily cease filing reports with the SEC, even though we may cease to be required to do so. It is in our compelling interest to report our affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain its qualification for the OTCBB, if and when the Issuer's intended application for submission be effective.


       ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.


 (A) PLAN OF OPERATION. The plan of operation for the next twelve months is to become trading on an exchange, NQB Pink Sheets and then OTCBB, become a full-reporting company, and raise capital through a registered offering. Upon raising sufficient capital we will launch operations. The first stage of operations is to develop the details and structure of the web site and how the services will be provided to the target audience and the dealers, vendors and advertisers. The second stage will be to establish e-commerce partners for links for automotive service providers such as insurance, warranties, and financing and to create a database of vehicle information, contact information for dealers, and links to auto manufacturer sights for further vehicle descriptions. The third stage is to obtain initial web advertising on various search engines and other high traffic Internet sites. Within six to eight months after receipt of capital from the registered offering we will be able to roll-out the web site and advertising campaign and begin full operation.

      (1) CASH REQUIREMENTS AND OF NEED FOR ADDITIONAL FUNDS, TWELVE MONTHS. We expect to require substantial capital formation during the first twelve months of our operations. We cannot state at this time when our operations would launch for the following reasons. We cannot interest knowledgeable investors until our common stock can be quoted on the OTCBB. We cannot achieve quotation of our common stock until and unless this 1934 Registration of our common stock is effective and clear of comments by the staff of the Securities and Exchange Commission. We would expect our principal shareholder to provide interim funding until such time as we can attract investors.

     Realistically, we would require $1,000,000 to launch. We would expect to require an additional $1,000,000 to sustain us in operations for the first twelve months. Accordingly, we expect to require an additional $1,000,000 for the first twelve months of operation. We would need to interest knowledgeable investors to fund our initial launch, and would expect to raise that first $2,000,000 by the sale of common stock.

     It is possible that with a successful first funding and launch of operations, we would be able to secure interim loan financing to enable us to expand our business sufficiently to make further capital formation more attractive to investors.

     There is no assurance that our funding plans will be realized or that our requirements will be met. If we are not able to achieve this requirement, we may not be able to become or continue as a going concern. In this connection we refer to Note 2 of our audited financial statements: "The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to raise capital in order to define their operations, thus creating operating revenues." We further refer to Note 3: "The Company is a development stage company as defined in Financial Accounting Standards Board Statement 7. It is concentrating substantially all its efforts in raising capital and developing its business operations in order to generate significant revenues.

     We do not anticipate any contingency upon which we would voluntarily cease filing reports with the SEC, even though we may cease to be required to do so. It is in our compelling interest to report our affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain its qualification for the OTCBB, if and when the Issuer's intended application for submission be effective.

      (2)  SUMMARY  OF  PRODUCT  RESEARCH  AND  DEVELOPMENT.  None.

      (3)  EXPECTED  PURCHASE  OR SALE OF PLANT AND SIGNIFICANT EQUIPMENT. None.

      (4) EXPECTED SIGNIFICANT CHANGE IN THE NUMBER OF EMPLOYEES. None for the present. Following launch of operations, we would expect to require a staff of employees. The number required would grow as our operations might grow.


 (B)  DISCUSSION  AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      (1) OPERATIONS AND RESULTS FOR THE PAST TWO FISCAL YEARS. We have not launched operations since our inception on March 24, 1999, and have no operating history. Our activities have been organizational, and have focused on seeing our corporation audited and this 1934 Act Registration Statement prepared.

     We refer to our Auditor's Note 4: During 2000 and 1999, the Company paid $119,988 for professional fees to companies affiliated with a major shareholder,
Polyandrous  Trading  Group.   Our  sole  remaining  Officer/Director  was  Dan
Sifford. Our principal shareholder was Polyandrous Trading Group. Inc. Mr. Sifford was the sole owner and officer of our former principal shareholder.

     Intrepid International, Ltd has been engaged to provide corporate consultation and ministerial management services, to coordinate our auditing relationship, and to secure and provide legal and professional services, for us, as well as the non-allocated and non-exclusive use of its offices, and staff. Intrepid bills us on a time/fee basis, at pre-established rates, no less favorable to us than commercially available from other potential providers. Mr. Sifford is an affiliate of the Intrepid entities. More information about Intrepid and its people is provided in Item 7 of this Part: Relationships and Transactions. Our consulting agreement with Intrepid is provided as Exhibit 10.1 hereto.CEOP

      (2)  SELECTED  FINANCIAL  INFORMATION.

                         Six Months   One Year    From
                          Audited      Audited  Inception
                           8/31/00     2/29/00   Audited
                                                  3/24/99
                                                    to
                                                  8/31/00
-----------------------------------------------------------
Total Assets . . . . .       3,329       3,329
-----------------------------------------------------------
Total Liabilities. . .       4,602           0
-----------------------------------------------------------
Revenues . . . . . . .           0           0           0
-----------------------------------------------------------
Operating Expenses . .       4,602     119,988     124,590
-----------------------------------------------------------
Net Earnings or (Loss)      (4,602)   (119,988)   (124,590)
-----------------------------------------------------------
Per Share Earnings . .       (0.00)      (0.16)      (0.16)
  or (Loss)
-----------------------------------------------------------
Average Common Shares.   7.981,500   7,480,724   7,655,752
  Outstanding
-----------------------------------------------------------


      (3) FUTURE PROSPECTS. We have disclosed an ambitious business plan. There can be no assurance that our plan will succeed in whole or in part. We may not be able to achieve our funding requirements. Even if substantial funding proves available, there is no assurance that our business will prove competitive or profitable. Our business may fail for any number of possible unforeseen contingencies. Start-up ventures such as ours are inherently speculative and fraught with risks of business failure. While management believes that its plan contains the strategy for success, the road to failure is filled with good intentions and missed opportunities. Caution must be expressed at this early stage of our development, that we may be disappointed in our expectations.


 (C) REVERSE ACQUISITION CONTINGENCY. We are not and do not intend to become a candidate for a reverse acquisition transaction. A reverse acquisition is a formal acquisition by a non-operating company of a going business, in which control passes to the owners of the acquired target company or business. It is actually an acquisition of the non-operating corporation by the owners of the target, in substance, and is labeled "reverse" for that reason. While we do not intend to become a candidate for such an acquisition, and while we intend to pursue our business plan as disclosed, we have indicated that substantial risks of failure attend our efforts. If our business fails, we would cease to be a going-concern. In that event we might find ourselves to have become such a candidate.

     Certain important consequences may attend such a contingency. We may be deemed a Blank Check Company as defined in Rule 419, essentially a company with no business or business plan, except to search for a business acquisition or combination. In such a contingency, our officers, directors, affiliates, and their transferees, if any, may be deemed promoters and underwriters with respect to the shares owned by them, or any shares issued to them in connection with the transaction. The result would be that such shares would not be entitled to reliance on ordinary resale rules, and would not be entitled to resale without registration or an exemption from registration as may be available at the time of any proposed sale. Please see Item 1(d) of Part II, following, for more discussion of the effect of such a contingency on Secondary Trading of our common stock by affiliates and their transferees.


      REGISTRANT'S COMPETITIVE POSITION WITH RESPECT TO REVERSE ACQUISITION. Other better capitalized firms are engaged in the search for acquisitions or business combinations which firms may be able to offer more and may be more attractive to acquisition candidates. Other non-operating companies may have a substantial reserve of cash, which we would not have in the case of such a contingency. We have no significant pool of cash we could offer and no capital formation incentive exists for our selection. We have a limited shareholder base insufficient for acquisition target companies wishing to proceed for application to NASDAQ. In comparison to other public shell companies we are unimpressive, in the judgement of management, and totally lacking in unique features which would make us more attractive or competitive than other public shell companies
 . While management believes that the competition of other public shell companies is intense and growing, it has no basis on which to quantify its impression.

     LIMITED SCOPE AND NUMBER OF POSSIBLE ACQUISITIONS: In the event of such a contingency, we would not intend to restrict our consideration to any particular business or industry segment, and we may consider, among others, finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or high-technology. Of course, because of our limited resources, the scope and number of suitable candidate business ventures available would be limited accordingly, and most likely we would not be able to participate in more than a single business venture. Accordingly, it is anticipated that we would not be able to diversify, but may be limited to one merger or acquisition because of limited financing. This lack of diversification would not permit us to offset potential losses from one business opportunity against profits from another.

     REPORTING UNDER THE 1934 ACT. Following the effectiveness of this 1934 Act Registration of our common stock, certain periodic reporting requirements will be applicable. First and foremost, a 1934 Registrant is required to file an Annual Report on Form 10-K or 10-K-SB, 90 days following the end of its fiscal year. The key element of such annual filing is the Audited Financial Statement prepared in accordance with standards established by the Commission. A 1934 Act Registrant also reports on the share ownership of affiliates and 5% owners, initially, currently and annually. In addition to the annual reporting, a Registrant is required to file quarterly reports on Form 10-Q or 10-Q-SB, containing audited or un-audited financial statements, and reporting other material events. Some events are deemed material enough to require the filing of a Current Report on Form 8-K. Any events may be reported currently, but some events, like changes or disagreements with auditors, resignation of directors, major acquisitions and other changes require aggressive current reporting. All reports are filed and become public information. The practical effects of the foregoing requirements on the criteria for selection of a target company are two-fold: first, the target must have audited or auditable financial statements, and the target must complete an audit for filing promptly upon the consummation of any acquisition; and, second, that the target management must be ready, willing and able to carry forth those reporting requirements or face de-listing from the OTCBB, if listed, and delinquency and possible liability for failure to report.


                        ITEM 3.  DESCRIPTION OF PROPERTY.

     We have no property at the present time. Intrepid International, Ltd., has been engaged to provide corporate consultation and ministerial management services, to coordinate our auditing relationship, and to secure and provide legal and professional services, for us, as well as the non-allocated and non-exclusive use of its offices, and staff. Intrepid bills us on a time/fee basis, at pre-established rates, no less favorable to us that commercially available from other potential providers. Mr. James, our present Sole Interim Officer/Director is an affiliate of Intrepid serving as our management pursuant to this relationship. More information about Intrepid is provided in Items 5, 6 and 7 of this Part.


    ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


 (A) SECURITY OWNERSHIP OF MANAGEMENT. To the best of our knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

                                  COMMON STOCK
                             OFFICERS AND DIRECTORS

 Name and Address of Beneficial.  Actual     Attributed       %
Owner. . . . . . . . . . . . . .  Ownership  Ownership
---------------------------------------------------------------
Kirt W. James (1). . . . . . . .    -0-       6,750,000   84.57
24843 Del Prado
PMB 318
Dana Point, CA 92629
---------------------------------------------------------------


(1) While Mr. James is not an affiliate by reason of share ownership, the former shares of Polyandrous Trading Group are believed to be attributed to him, by reason of his affiliation with Mr. Sifford.

 (B) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. To the best of our knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by us, to be the beneficial owner or owners of more than five percent of any voting class of our stock. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

                                  COMMON STOCK
                              OWNERS OF 5% OR MORE

 Name and Address of Beneficial    Actual      %
Owner . . . . . . . . . . . . .  Ownership
--------------------------------------------------
Quicksilver Development S.A.. .  6,750,000   84.57
PO Box 8807
Panama 5, Panama.
--------------------------------------------------


(1) Quicksilver Development S.A. has reported that Nixia Aurora Zerna is its sole Officer, Director and Owner. In connection with the retirement of Mr. Sifford, on October 2, 2000, Polyandrous Trading Group transferred and divested its 6,750,000 affiliate control shares to Quicksilver Development S.A., at par value. Neither Quicksilver Development S.A., nor any affiliate of Quicksilver Development S.A., is an affiliate of Mr. James, Mr. Sifford or Intrepid International Ltd.


 (C) CHANGES IN CONTROL. There are no arrangements known to us, including any pledge by any persons, of our securities, which may at a subsequent date result in a change of control of this Corporation.


     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


 (A) PREVIOUS OFFICERS. The following persons were our Officers and Directors from the inception of the issuer, to serve until their successors might be elected or appointed. Mr. Clifton is deceased. James Clifton (now deceased, formerly President and CEO) and J. Dan Sifford (formerly Secretary, Treasurer, and CFO). Upon the death of Mr. Clifton, Mr. Sifford became our Sole Remaining Officer, Director until his resignation and retirement from office on October 2, 2000, by reason of his filing of a Voluntary Petition in Bankruptcy, pursuant to Chapter 13 of U.S. Bankruptcy Code.

     J. Dan Sifford, Jr. (62) was our sole Officer and Director, following the death of Mr. Clifton, earlier this year 2000. For the past several years Mr. Sifford has served as affiliate of Intrepid International, Ltd., a Nevada Corporation, providing consulting services to international private companies in approaching the United States public market place for products, financing and securities. Mr. Sifford is not and has never been a broker-dealer. He has acted primarily as consultant, and in some cases has served as an interim officer and director of public companies in their development stage. The following disclosure identifies those public companies: Air Epicurean, Inc., All American Aircraft, Earth Industries, Ecklan Corporation, EditWorks, Ltd., Market., Market Formulation & Research, Inc., NetAir.com, Inc., NSJ Mortgage Capital Corporation, Inc., North American Security & Fire, Oasis 4th Movie Project, Professional Recovery Systems, Inc., Richmond Services, Inc., Telecommunications Technologies, Ltd., and World Staffing II, Inc.

     He grew up in Coral Gables, Florida, where he attended Coral Gables High School and the University of Miami. After leaving the University of Miami, Mr. Sifford formed a wholesale consumer goods distribution company which operated throughout the southeastern United States and all of Latin America. In 1965, as an extension of the operations of the original company, he founded Indiasa Corporation (Indiasa), a Panamanian company which was involved in supply and financing arrangements with many of the Latin American Governments, in particular, their air forces and their national airlines. As customer requirements dictated, separate subsidiaries were established to handle specific activities. During each of the past five years he has served as President of Indiasa, which serves only as a holding company owning: 100% of Indiasa Aviation Corp. (a company which owns aircraft but has no operations); 100% of Overseas Aviation Corporation (a company which owns Air Carrier Certificates but has no operations); 50% of Robmar International, S.A. (a company operates a manufacturing plant in Argentina and Brazil, but in which Mr. Sifford holds no office). In addition to his general aviation experience, Mr. Sifford, an Airline Transport rated pilot, has twenty two years experience in the airline business, and is currently the President of Airline of the Virgin Islands, Ltd. a commuter passenger airline operating in the Caribbean, and has been its president continuously during each of the past five years.

     From 1970 to 1982, he was President and sole shareholder of Overseas Aviation Corporation, an all cargo airline, with operations throughout South America and Africa. He was founder, President and Chief Executive Officer of Airline of the Virgin Islands from 1982 until 1993. He served for many years as President of Indiasa Corporation which, through one of its subsidiaries, was involved in the manufacture and distribution of chemical products in Argentina and Brazil, and which, through another subsidiary, was for eight years engaged in aviation consulting, the leasing, purchase and sale of aircraft, and the operation of a cargo airline, primarily in Latin America. In recent years he has been engaged continuously in a wide variety of business activities, including the development of new business ventures.

 (B) CURRENT OFFICER. On October 2, 2000, Mr. Sifford retiring, first appointed Kirt W. James to succeed him as Sole Interim Officer and Director.

     Kirt W. James (age 42), Intrepid's Principal Officer and Owner, has a lifelong background in marketing and sales. From 1972 to 1987, Mr. James was responsible for sales and business administrative matters for Glade N. James
Sales Co., Inc. and from 1987 to 1990 Mr. James built retail markets for American International Medical Supply Co., a publicly traded company. In 1990 he formed and became President of HJS Financial Services, Inc., and was responsible for the day to day business operations of the firm as well as consultation with Clients concerning their business and Product Development. He remains the President and Sole Shareholder of HJS, which is presently substantially inactive. During the past five years Mr. James has been involved in the valuation of private companies for internal purposes, and as a consultant to private companies engaged in the private sale and acquisition of other private businesses. He has also assisted private and public companies in planning for entry into the public market place. Mr. James is not and has never been a broker-dealer. He has acted primarily as consultant, and in some cases has served as an interim officer and director of public companies in their development stage.

     Currently, Mr. James is an Officer/Director of Oasis Entertainment Corporation (a private corporation currently involved in the promotion of entertainment projects. Mr. James is a principal officer and entrepreneur with respect to this corporation. This corporation never made any offerings or received any investors money. Its shares have never traded publicly or privately); Oasis Entertainment's 4th Movie Project, Inc. (a corporation engaged in the production of and investment in entertainment projects. It is actively engaged in business. Its shares have never traded;) EditWorks, Ltd. (incorporated in the State of Nevada on August 20, 1998, for the purpose of establishing a computer aided, post-production editing service for various media businesses. It is an active operating company. This company trades actively on the OTCBB;) North American Security & Fire (an operating company, in the business of fire prevention, and the installation of alarm and security systems. This company is not currently quoted on the OTCBB or NQB Pink sheets, and its shares are not trading;) DP Charters, Inc. (a business venture incorporated in Nevada on December 18, 1997 with the intention of initiating a charter yacht service from the Dana Point Harbor, Orange County, California. The Issuer later expanded its business plan to include the organization of SCUBA dive tours at various world locations. It is now investigating the possibility of new capital formation, following its 1934 Act Registration;).

     During the past five years, Mr. James has served as and officer or director of the following public, or semi-public companies. Earth Industries, Inc.; BBB-Huntor Associates, Inc. (HomeTeach.com); NSJ Mortgage Capital Corporation, Inc.; Market Formulation & Research; PNG Ventures, Inc. (Paper Computer.com, Inc.); and Last Company Clothing, Inc. (MIVI Biomedical, Inc.).

                        ITEM 6.  EXECUTIVE COMPENSATION.

     Mr. Sifford was awarded 6,750,000 shares of common stock (actually issued to his corporation, Polyandrous Trading Group, Inc.) for organizational services, at par value of $0.001 per share for an indicated value of $6,750, on March 24, 1999, at or about inception. In connection with the retirement of Mr. Sifford, on October 2, 2000, Polyandrous Trading Group transferred and divested its 6,750,000 affiliate control shares to Quicksilver Development S.A..

     During 2000 and 1999, we "paid $119,988 for professional fees to companies affiliated with a major shareholder, Polyandrous Trading Group." (Audited Financial Statements, Note 4-Related Party.) Our principal consultant Intrepid International, Ltd. with which consultant, Mr. Sifford is an affiliate. Intrepid was paid a total of $119,988 during 2000 and 1999, pursuant to billings for services on a time-fee basis. It has accrued unpaid additional billings, as of August 31, 2000 of $4,602. Mr. Sifford was not the principal provider of these services and is only indirectly benefited by the payments and accruals to Intrepid. These payments and accruals include reimbursement to Intrepid of legal and professional expenses incurred by Intrepid on our behalf.

     Intrepid International is not a shareholder. Polyandrous Trading Group is no longer a shareholder.

     Management believes that our financial statements accurately reflect the true cost of doing business, because of the services and billings of our principal consultant.

     Please refer to Item 7 of this Part I, Certain Relationships and Transactions, for more information and disclosure about Intrepid International.


            ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Our principal consultant and service provider, Intrepid International, Ltd., is a provider of corporate services to us and bills us regularly on a time-fee basis. Intrepid is not a shareholder of our Corporation. Intrepid is incorporated in the State of Nevada. Intrepid provides its services on a negotiated time/fee basis no less favorable to us than could be obtained commercially from unrelated third parties. Intrepid does not provide services for commissions based upon the success or failure of any corporate program, and Intrepid is not a fund-raiser or a source of capital financing. The principal focus and benefit of the services offered by Intrepid are not its client's capital formation nor fund raising activities, but the refinement of client's business plan, analysis of its corporate structure, evaluation of its current filing status and filing responsibilities, currency and accuracy of financial information and auditability or status of current and past audits and audit procedures, to assist managers in making the conceptual and procedural transitions imposed upon Officers and Directors, with respect to shareholders, shareholder rights, and maintenance of the kinds current public information necessary to position a company to consider public trading of its existing securities, and to maintain its impeccability as a publicly trading company if and when its securities are exposed to the public markets. Accordingly, the mission of Intrepid is to assist us in avoiding costly mistakes and pitfalls in corporate management, going public, being public, and in handling the various different relationships with professionals and the public which are appropriate, practical, efficient and cost-effective in managing ourself as a public corporation.

     Please  see  Exhibit  10.1  for  Intrepid's  fee  agreement.

     In connection with the retirement of Mr. Sifford, on October 2, 2000, Polyandrous Trading Group transferred and divested its 6,750,000 affiliate control shares to Quicksilver Development S.A., PO Box 8807, Panama 5, Panama, at par value. Neither Quicksilver Development S.A., nor any affiliate of Quicksilver Development S.A., is an affiliate of Mr. James, Mr. Sifford or Intrepid International Ltd.

                       ITEM 8.  DESCRIPTION OF SECURITIES.

THE REGISTRANT'S CAPITAL AUTHORIZED AND ISSUED. We are authorized to issue 50,000,000 shares of a single class of Common Voting Stock, of par value $0.001, of which 7,981,500 shares of common stock issued and outstanding.

COMMON STOCK. All shares of Common Stock when issued were fully paid for and nonassessable. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding Common Stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities. The owners of a majority of the common stock may also take any action without prior notice or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Common Stock, have been paid in full. All shares of Common Stock enjoy equal dividend rights. There are no provisions in the Articles of Incorporation or By-Laws which would delay, defer or prevent a change of control.

OPTIONS AND DERIVATIVE SECURITIES. We have no outstanding options or derivative securities. We have no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock.

RISKS OF "PENNY STOCK." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg.Section 240.3a51-1 of the Securities and Exchange Commission. Penny stock share stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange;
(iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section  15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

     RISKS OF STATE BLUE SKY LAWS. In addition to other risks, restrictions and limitations which may affect the resale of the existing shares of our common stock, consideration must be given to the Blue Sky laws and regulations of each State or jurisdiction in which a shareholder wishing to re-sell may reside. Some States may distinguish between companies with active businesses and companies whose only business is to seek to secure business opportunities, and may restrict or limit resales of otherwise free-trading and unrestricted securities. We have taken no action to register or qualify its common stock for resale pursuant to the Blue Sky laws or regulations of any State or jurisdiction. Accordingly offers to buy or sell our existing securities may be unlawful in certain States

                                     PART II


                                     ITEM 1.
           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY
                            AND SHAREHOLDER MATTERS.


 (A) MARKET INFORMATION. Our common stock is not cleared for quotation Over-the-Counter in the NQB Pink Sheets (submission pending), nor on the OTCBB. Our securities have never traded in brokerage transactions.

 (B)  HOLDERS.  There  are  presently  16  shareholders  of  our  common  stock.

 (C) DIVIDENDS. We have not paid any cash dividends on our Common Stock, and do not anticipate paying cash dividends on our Common Stock in the next year. We anticipate that any income generated in the foreseeable future will be retained for the development and expansion of our business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, debt service, capital requirements, business conditions, the financial condition of the Company and other factors that the Board of Directors may deem relevant.

 (D) SECONDARY TRADING. Secondary Trading refers to re-selling of securities in brokerage transactions, and that tradeability is generally governed by Rule 144, promulgated by the Securities and Exchange Commission pursuant to 3(b) of the Securities Act of 1933. Securities which have not been registered pursuant to the Securities Act of 1933, but were exempt from such registration when issued, are generally Restricted Securities as defined by Rule 144(a). The impact of the restrictions of Rule 144 are (a) a basic one year holding period from purchase; and (b) a limitation of the amount any shareholder may sell during the second year, as to non-affiliates; however, as to shares owned by affiliates, the second-year limitation of amounts attaches and continues indefinitely, at least until such person has ceased to be an affiliate for 90 days or more. The limitation of amounts is generally 1% of the total issued and outstanding in any 90 day period.

     There are 7,981,500 shares of common stock issued and outstanding. 6,750,000 shares are held by a single affiliate, and 1,231,500 shares held by non-affiliates.


      (1) AFFILIATE SHARES. The former Polyandrous Trading Group's 6,750,000 shares, now owned by Quicksilver Development S.A., are affiliate control shares, notwithstanding their Rule 504 issuance. Although Rule 504 shares are not Restricted Securities as defined by rule 144(a), all shares owned by affiliates are subject to Rule 144(e)(1) limitation as to amounts that might be resold in any 90 day period. Notwithstanding the normal application of Rule 144(e), our Special Securities Counsel is of the opinion that these share are not prudently entitled to reliance on Rule 144(e)(1) at this time, and many not be so entitled for an indefinite period.

           (I) RECENTLY ACQUIRED CONTROL SHARES. The consequences of holding control securities are found in the definition of underwriter . In its most basic provision, 2(a)(11) defines the term to mean any person who has purchased from an issuer with a view to, or offers to sell for an issuer in connection with, the distribution of any security. As used in this [section] the term `issuer' shall includeany person directly or indirectly controlling or controlled by the issuer, or any person under direct or common control with the issuer. In more simple and concise English the term `Underwriter' means any person who has purchased from an issuer or an affiliate with a view to, or offers or sells for an issuer or an affiliate in connection with, the distribution of any security. Distribution is not defined in the statute, but is understood generally to be synonymous with public offering.

     These control shares were recently acquired and the new principal shareholder may be considered an underwriter not entitled to reliance on Rule 144 or Section 4(1) of the Securities Act of 1933.


           (II) REVERSE ACQUISITION CONTINGENCY. It is the view of the Staff of the Commission that, both before and after a business combination or transaction with an operating entity or other person, the promoters or affiliates of blank check companies, as well as their transferees are `underwriters' of the securities issued. The Staff is also of the view that the securities involved can only be resold through registration under the Securities Act. Similarly Rule 144 would not be available for resale transactions in this situation.

     We have indicated a remote but forseeable Reverse Acquisition Contingency. Should our business plan fail or be abandoned, we may be classified as a "blank check" company as defined in Rule 419, adopted by the Commission pursuant to section 3(b) of the 1933 Act. It is not our present intention to abandon our business plan or become a blank check company.

     For these two reasons, our Special Securities Counsel is of the view that the Affiliate 6,750,000 shares, are not entitled to any resale exemption at this time, and may not be so entitled for an indefinite future.


      (2) NON-AFFILIATE SHARES. There are 1,231,500 shares are owned by non-affiliates, held continuously for more than one year and less than two years, most of which are now restricted securities, and one ownership of which is are not. The reason that one shareholder is not restricted arises from the fact that only one investor subscribed and paid on or before April 7, 1999, qualifying for reliance on Rule 504, for 165,000 shares. Other investors did not so qualify, such that their restricted securities are subject to resale only in the limited amounts previously mentioned. Of these non-affiliate shares, 803,890 might have been entitled to re-sale within the next ninety days, consistently with Rule 144(e)(2), absent the filing of this Registration Statement.

     The foregoing must be qualified by the rule that prohibits the re-sale of restricted securities until 90 days following the effectiveness of this 1934 Act Registration. This Registration Statement will become effective (whether or not clear of SEC Comments) sixty days following its filing. During these 150 days following the filling of this Registration Statement, the only shares that could be resold in brokerage transactions, would be those 165,000 shares issued pursuant to Rule 504, before April 7, 1999.


                           ITEM 2.  LEGAL PROCEEDINGS.

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting us.


             ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in our financial statements.

                ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     On March 29, 1999, we issued 6,816,500 Founders Shares, at par value for organizational services, valued at $6,816 to four accredited or sophisticated founders:

 Founders' Shares: March 29, 1999. . . . . . . . .   # Shares  % of Total (1)
-----------------------------------------------------------------------------
Polyandrous Trading Group, Inc.. . . . . . . . . .  6,750,000          84.57
3131 Southwest Freeway, Number 42,
Houston TX 77098
 Rule 504: Affiliate Restricted
-----------------------------------------------------------------------------
John Gardner . . . . . . . . . . . . . . . . . . .     16,500           0.21
1280 Caldara Drive
Colorado Springs CO 80904  Section 4(2) Restricted
-----------------------------------------------------------------------------
David Mees . . . . . . . . . . . . . . . . . . . .     45,000           0.56
704 Bridgeport Dr #3
Bismarck ND 58504   Section 4(2) Restricted
-----------------------------------------------------------------------------
Ralph Rodriguez. . . . . . . . . . . . . . . . . .      5,000           0.06
1334 Boyd Street
Cedar Hill TX 75104  Section 4(2) Restricted
-----------------------------------------------------------------------------
Total Founder's Shares . . . . . . . . . . . . . .  6,816,500          85.40
-----------------------------------------------------------------------------

     Polyandrous Trading Group, Inc., is a Texas Corporation, of which Mr. Dan Sifford is the President and owner. Mr. Sifford was our Sole Remaining Officer and Director, until October 2, 2000.

     On or about March 25, 1999, the issuer offered a maximum of 1,250,000 shares, a minimum of 100,000 shares, at $0.10 per share. The offering closed June 14, 1999. A total of 1,165,000 shares were placed. Only one of the placements (165,000 shares) qualified for Rule 504, in the opinion of Special
Securities Counsel. The reason for this distinction arises from amendments to the Rule which became effective April 7, 1999. In as much as other investors subscribed and paid after April 7, 1999, Special Counsel was of the opinion that they did not. Accordingly those other investors received shares restricted, pursuant to 4(2) of the 1933 Act.

     Each of the investors was either an accredited or sophisticated investor, with a pre-existing relationship with management. Investors were qualified by reason of their respective incomes, net worth, and previous investment experience.

     There were no underwriters or underwriting, and no discounts or commissions. No securities sold are convertible or exchangeable into equity securities, nor are there currently any warrants or options representing equity securities.


               ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     There is no provision in our Articles of Incorporation nor the By-Laws, nor any Resolution of the Board of Directors, providing for indemnification of Officers or Directors. We are aware of certain provision of the Nevada Corporate Law which affects indemnity of Officers or Directors.

      NRS 78.7502 provides for mandatory indemnification of officers, directors, employees and agents, substantially as follows: the corporation shall indemnify a director, officer, employee or agent of a corporation; to the extent that he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, in which he or she had no reasonable cause to believe his or her conduct was unlawful.

                                    PART F/S
--------------------------------------------------------------------------------
                            FINANCIAL  STATEMENTS                           PAGE
--------------------------------------------------------------------------------
F-1  Audited  Financial Statements for the year ended February 29, 2000, and for the six months ended August 31, 2000, and from
     inception March 24, 1998                                                 25
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                   EXHIBIT F1

                          AUDITED FINANCIAL STATEMENTS:
                      FOR THE YEAR ENDED FEBRUARY 29, 2000,
                  AND FOR THE SIX MONTHS ENDED AUGUST 31, 2000,
                        AND FROM INCEPTION MARCH 24, 1998
--------------------------------------------------------------------------------

                                FIRST AUTO, INC.

                          (A Development Stage Company)

                              Financial Statements

                      August 31, 2000 and February 29, 2000

                                    CONTENTS

Independent  Auditors'  Report                                              28

Balance  Sheet                                                              29

Statements  of  Operations                                                  30

Statements  of  Stockholders'  Equity                                       31

Statements  of  Cash  Flows                                                 32

Notes  to  the  Financial  Statements                                       33

                          Independent Auditors' Report
                          ----------------------------

To  the  Board  of  Directors
and  Stockholders  of
First  Auto,  Inc.

We have audited the accompanying balance sheet of First Auto, Inc. (a development stage company) (a Nevada corporation) as of August 31, 2000 and February 29, 2000 and the related statements of operations, stockholders' equity and cash flows from inception on March 24, 1999 through August 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Auto, Inc. as of August 31, 2000 and February 29, 2000 and the results of its operations and cash flows from inception on March 24, 1999 through August 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has little operating capital, no revenues and is dependent on financing to continue operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/Crouch, Bierwolf & Chisholm
Salt  Lake  City,  Utah
August  31,  2000

                                FIRST AUTO, INC.
                          (A Development Stage Company)
                                  Balance Sheet


                                                     August  31,   February  29,
                                                        2000           2000
--------------------------------------------------------------------------------

ASSETS

Current  Assets
    Cash                                        $     3,329          $     3,329

      Total  Current  Assets                          3,329                3,329
--------------------------------------------------------------------------------
      Total  Assets                             $     3,329          $     3,329
================================================================================

LIABILITIES  &  STOCKHOLDERS'  EQUITY

Current  Liabilities                            $     4,602          $         0
--------------------------------------------------------------------------------
        Total  Liabilities                      $     4,602          $         0
--------------------------------------------------------------------------------
   Stockholders'  Equity

    Common  stock,  par  value  $.001;  50,000,000
    shares  authorized,  7,981,500  shares  issued
    and  outstanding                                  7,982                7,982
   Additional  paid-in  capital                     115,335              115,335
   Deficit accumulated during the
 development  stage                                (124,590)           (119,988)
--------------------------------------------------------------------------------
Total  Stockholders'  Equity                         (1,273)               3,329
--------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity     $      3,329          $     3,329
================================================================================

   The accompanying notes are an integral part of these financial statements.

                                FIRST AUTO, INC.
                          (A Development Stage Company)
                            Statements of Operations


                                                                        From
                                          For  the                 inception  on
                                        Six  Months   For the Year    March  24,
                                          Ended           Ended        1999  to
                                        August  31      February  29  August  31
                                            2000           2000          2000
--------------------------------------------------------------------------------
Revenue                                   $     0        $     0         $     0
--------------------------------------------------------------------------------
Expenses
   General  &  Administrative               4,602        119,988         124,590

Net  income  (loss)                  $     (4,602)     $(119,988)    $ (124,590)
================================================================================
Net  income  (loss) per share        $      (.001)     $   (.016)    $    (.016)
================================================================================
Weighted  average
     Outstanding  shares                7,981,500      7,480,724       7,655,752
================================================================================

   The accompanying notes are an integral part of these financial statements.

                                FIRST AUTO, INC.
                          (A Development Stage Company)
                       Statements of Stockholders' Equity
                    For the Period March 24, 1999 (Inception)
                             through August 31, 2000

                                                                       Deficit
                                                                     Accumulated
                                                        Additional   During  the
                                     Common  Stock        Paid-In    Development
                                  Shares       Amount     Capital       Stage
--------------------------------------------------------------------------------

Balance at inception
March 24, 1999                         0     $     0   $         0    $        0

Common stock issued for
services at $.001 per share    6,816,500       6,817             0             0

Common  stock  issued  for
cash  at  $.10  per  share     1,165,000       1,165       115,335             0

Net Income (Loss) for the year ended
    February 29, 2000                  0           0             0     (119,988)
--------------------------------------------------------------------------------
Balance  February 29, 2000     7,981,500       7,982       115,335     (119,988)

Net  income  (loss)  for  the  six  months  ended
     August 31, 2000                   0           0             0       (4,602)
--------------------------------------------------------------------------------
Balance  August 31, 2000       7,981,500    $  7,982     $ 115,335   $ (124,590)
================================================================================

   The accompanying notes are an integral part of these financial statements.

                                FIRST AUTO, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                        From
                                        Inception
                                    For the Six     For the Year     March  24,
                                   Months  Ended      Ended           1999  to
                                     August  31    February  29     February  29
                                        2000           2000            2000
--------------------------------------------------------------------------------

Cash  Flow  Used  By  Operations:
Net  Loss                           $  (4,602)     $  (119,988)     $  (124,590)
     Adjustment  to  reconcile  net  loss  to
     net  cash  used  by  Operations:
     Stock  issued  for  services           0            6,817             6,817
     Increase  in  accounts  payable    4,602                0             4,602
--------------------------------------------------------------------------------
Net  Cash  Flows  Used  in
   Operating  Activities                    0         (113,171)        (113,171)
--------------------------------------------------------------------------------
Cash  Flow  Used  For
Investing  Activities                       0                0                 0
--------------------------------------------------------------------------------
Cash  Flow  From  Financing  Activities
     Shares  issued  for  cash              0          116,500           116,500
--------------------------------------------------------------------------------
Increase  (Decrease)  in  Cash              0            3,329             3,329

Cash-Beginning  of  Period              3,329                0                 0
--------------------------------------------------------------------------------
Cash-End  of  Period              $     3,329      $     3,329       $     3,329
================================================================================
Supplemental  Cash  Flow  Information:
Cash  Paid  for:
     Interest                     $         0      $         0       $         0
     Taxes                        $         0      $         0       $         0

Non-Cash  Financing  Activities
     The Company issued 6,816,500 shares of common stock for organization costs. These costs were valued at $6,817 and expensed in 1999.

   The accompanying notes are an integral part of these financial statements.

                                FIRST AUTO, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                      August 31, 2000 and February 29, 2000

NOTE  1  -     SIGNIFICANT  ACCOUNTING  POLICIES

     a.  Organization

       First Auto, Inc. ("the Company") was incorporated under the laws of the State of Nevada on March 24, 1999. The Company intends to establish a wholesale consumer finance company that will be engaged in the business of purchasing automobile loans from third party loan generation sources, then bundling, in traunches, of one million dollars, and then reselling the bundles (without recourse), secured primarily by first liens on the automobiles.

     b.  Accounting  Method

     The Company recognizes income and expenses on the accrual basis of accounting.

     c.  Earnings  (Loss)  Per  Share

     The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

                                 Income  (loss)       Shares           Per-Share
                                   (Numerator)     (Denominator)        Amount
--------------------------------------------------------------------------------
For  the  six  months  ended
August  31,  2000:
Income (loss) from operations     $   (4,602)
---------------------------------------------
Basic  EPS
Income  (loss)  to  common
stockholders                    $     (4,602)        7,981,500     $      (.001)
================================================================================
For  the  year  ended
February  29,  2000:
Income (loss) from operations   $   (119,988)
---------------------------------------------
Basic  EPS
Income (loss) to common
stockholders                    $   (119,988)        7,480,724     $      (.016)
================================================================================
From  inception  on  March  24,
1999  to  August  31,  2000:
Income (loss) from operations   $   (124,590)
---------------------------------------------
Basic  EPS
Income  (loss)  to  common
stockholders                    $   (124,590)       7,655,752      $      (.016)
--------------------------------------------------------------------------------


     d.  Cash  and  Cash  Equivalents

     The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

                                FIRST AUTO, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                      August 31, 2000 and February 29, 2000

NOTE  1  -     SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

     e.  Provision  for  Income  Taxes

     No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $124,590 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2020. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater change the carryforward will expire unused.

    Deferred tax assets and the valuation account is as follows at August 31, 2000 and February 29, 2000:
                                 August  31              February  29
     Deferred  tax  asset:                        2000                 2000
----------------------------------------------------------------------------
        NOL  carrryforward               $      31,840            $  30,045
     Valuation  allowance                      (31,840)             (30,045)
----------------------------------------------------------------------------
     Total                               $           0            $        0
============================================================================

     f.  Organization  Cost

     The Company incurred $6,817 of organization costs in 1999. These costs, which were paid by shareholders of the Company were exchanged for 6,816,500 shares of common stock. These costs were expensed in 1999 and will be recovered only if, the Company is able to generate positive cash flow from operations.

NOTE  2  -  GOING  CONCERN

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to raise capital in order to define their business operations, thus creating necessary operating revenue.

NOTE  3  -  DEVELOPMENT  STAGE  COMPANY

     The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

NOTE  4-  RELATED  PARTY

     During 2000 and 1999, the Company paid $119,988 for professional fees to companies affiliated with a major shareholder, Polyandrous Trading Group.

                                    PART III


                           ITEM 1.  INDEX TO EXHIBITS.

                                  Exhibit Index

--------------------------------------------------------------------------------
 Exhibit
  Table
    #      Table  Category  /  Description  of  Exhibit             Page  Number
--------------------------------------------------------------------------------
            [3]   ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
--------------------------------------------------------------------------------
  3.1      Articles  of  Incorporation                                    36
  3.2      By-Laws                                                        39
--------------------------------------------------------------------------------
                            [10]   MATERIAL CONTRACTS
--------------------------------------------------------------------------------
  10.1    Intrepid International Financial Services Consulting Agreement  48
--------------------------------------------------------------------------------

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.


                                FIRST AUTO, INC.

                                       by

                                /s/Kirt W. James
                                   Kirt W. James
                              Sole Officer/Director

--------------------------------------------------------------------------------
                                   EXHIBIT 3.1

                            ARTICLES OF INCORPORATION
--------------------------------------------------------------------------------

                            ARTICLES OF INCORPORATION
                                       OF
                                FIRST AUTO, INC.


     ARTICLE  I.  The  name  of  the  Corporation  is  FIRSTAUTO,  INC.

     ARTICLE II. Its principal office in the State of Nevada is 774 Mays Blvd. #10, Incline Village NV 89452. The initial resident agent for services of process at that address is N&R Ltd. Group, Inc.

     ARTICLE III. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America. The period of existence of the corporation shall be perpetual.

     ARTICLE IV. The corporation shall have authority to issue an aggregate of 50,000,000 shares of common voting equity stock of par value one mil ($0.0001) per share, and no other class or classes of stock, for a total capitalization of $5,000. The corporation's capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value.

     ARTICLE V. No shareholder shall be entitled to any preemptive or preferential rights to subscribe to any unissued stock or any other securities which the corporation may now or hereafter be authorized to issue, nor shall any shareholder possess cumulative voting rights at any shareholders meeting, for the purpose of electing Directors, or otherwise.

     ARTICLE VI. The name and address of the Incorporator of the corporation is William Stocker, 34700 Pacific Coast Highway, Suite 303, Capistrano Beach CA 92624. The affairs of the corporation shall be governed by a Board of Directors of not less than one (1) nor more than (7) persons. The Incorporator shall act as Sole Initial Director.

     ARTICLE VII. The Capital Stock, after the amount of the subscription price or par value, shall not be subject to assessment to pay the debts of the corporation, and no stock issued, as paid up, shall ever be assessable or assessed.

     ARTICLE VIII. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend or repeal the By-laws, or adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

     I THE UNDERSIGNED, being the Incorporator hereinbefore named for the purpose of forming a corporation pursuant the General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have set my hand hereunto this Day,

Dated:  March  23,  1999.


                               /s/William Stocker
                                 William Stocker
                                  Incorporator

--------------------------------------------------------------------------------
                                   EXHIBIT 3.2

                                     BY-LAWS
--------------------------------------------------------------------------------

                                     BY-LAWS
                                       OF
                                 FIRSTAUTO, INC.
                              A NEVADA CORPORATION


                                    ARTICLE I
                                CORPORATE OFFICES


     The principal office of the corporation in the State of Nevada shall be located at 774 Mays Blvd. Suite 10, Incline Village NV 89451. The corporation may have such other offices, either within or without the State of incorporation as the board of directors may designate or as the business of the corporation may from time to time require.


                                   ARTICLE II
                             SHAREHOLDERS' MEETINGS

SECTION  1.  PLACE  OF  MEETINGS

     The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the State unless otherwise prescribed by statute, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation.

SECTION  2.  ANNUAL  MEETINGS

     The time and date for the annual meeting of the shareholders shall be set by the Board of Directors of the Corporation, at which time the shareholders shall elect a Board of Directors and transact any other proper business. Unless the Board of Directors shall determine otherwise, the annual meeting of the shareholders shall be held on the second Monday of March in each year, if not a holiday, at Ten o'clock A.M., at which time the shareholders shall elect a Board of Directors and transact any other proper business. If this date falls on a holiday, then the meeting shall be held on the following business day at the same hour.

SECTION  3.  SPECIAL  MEETINGS

     Special meetings of the shareholders may be called by the President, the Board of Directors, by the holders of at least ten percent of all the shares entitled to vote at the proposed special meeting, or such other person or persons as may be authorized in the Articles of Incorporation.

SECTION  4.  NOTICES  OF  MEETINGS

     Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, by the direction of the president, or secretary, or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.
Closing  of  Transfer  Books  or  Fixing  Record  Date.

     (a) For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case twenty (20) days. If the stock transfer books be closed for the purpose of determining stockholders entitled to notice or to vote at a meeting of stockholders, such books shall be closed for at least twenty
(20)  days  immediately  preceding  such  meeting.

     (b) In lieu of closing the stock transfer books, the directors may prescribe a day not more than sixty (60) days before the holding of any such meeting as the day as of which stockholders entitled to notice of the and to vote at such meeting must be determined. Only stockholders of record on that day are entitled to notice or to vote at such meeting

     (c) The directors may adopt a resolution prescribing a date upon which the stockholders of record are entitled to give written consent to actions in lieu of meeting. The date prescribed by the directors may not precede nor be more than ten (10) days after the date the resolution is adopted by directors.

SECTION  5.  VOTING  LIST.

     The officer or agent having charge of the stock transfer books for the shares of the corporation shall make, at least ten (10) days before each meeting of stockholders, a complete list of stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and number of shares held by each, which list, for a period of ten
(10) days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of stockholders.

SECTION  6.  QUORUM.

     At any meeting of stockholders, a majority of fifty percent plus one vote, of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the outstanding shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION  7.  PROXIES.

     At all meetings of the stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. Such proxies may be deposited by electronic transmission.

SECTION  8.  VOTING.

     Each stockholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such shareholder. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of Nevada.

SECTION  9.  ORDER  OF  BUSINESS.

     The order of business at all meetings of the stockholders, shall be as follows:

     a.     Roll  Call.
     b.     Proof  of  notice  of  meeting  or  waiver  of  notice.
     c.     Reading  of  minutes  of  preceding  meeting.
     d.     Reports  of  Officers.
     e.     Reports  of  Committees.
     f.     Election  of  Directors.
     g.     Unfinished  Business.
     h.     New  Business.


SECTION  10.  INFORMAL  ACTION  BY  STOCKHOLDERS.

     Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the stockholders entitled to vote with respect to the subject matter thereof. Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a Majority of all of the stockholders entitled to vote with respect to the subject matter thereof at any regular meeting called on notice, and if written notice to all shareholders is promptly given of all action so taken.

SECTION  11.  BOOKS  AND  RECORDS.

     The Books, Accounts, and Records of the corporation, except as may be otherwise required by the laws of the State of Nevada, may be kept outside of the State of Nevada, at such place or places as the Board of Directors may from time to time appoint. The Board of Directors shall determine whether and to what extent the accounts and the books of the corporation, or any of them, other than the stock ledgers, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account or book or document of this Corporation, except as conferred by law or by resolution of the stockholders or directors. In the event such right of inspection is granted to the Stockholder(s) all fees associated with such inspection shall be the sole expense of the Stockholder(s) demanding the inspection. No book, account, or record of the Corporation may be inspected without the legal counsel and the accountants of the Corporation being present. The fees charged by legal counsel and accountants to attend such inspections shall be paid for by the Stockholder demanding the inspection.


                                   ARTICLE III
                               BOARD OF DIRECTORS

SECTION  1.  GENERAL  POWERS.

     The business and affairs of the corporation shall be managed by its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of this State.

SECTION  2.  NUMBER,  TENURE,  AND  QUALIFICATIONS.

     The number of directors of the corporation shall be a minimum of one (l) and a maximum of nine (7), or such other number as may be provided in the Articles of Incorporation, or amendment thereof. Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

SECTION  3.  REGULAR  MEETINGS.

     A regular meeting of the directors, shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for holding of additional regular meetings without other notice than such resolution.

SECTION  4.  SPECIAL  MEETINGS.

     Special meetings of the directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

SECTION  5.  NOTICE.

     Notice of any special meeting shall be given at least one day previously thereto by written notice delivered personally, or by telegram or mailed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION  6.  QUORUM.

     At any meeting of the directors fifty (50) percent shall constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION  7.  MANNER  OF  ACTING.

     The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

SECTION  8.  NEWLY  CREATED  DIRECTORSHIPS  AND  VACANCIES.

     Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of the majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

SECTION  9.  REMOVAL  OF  DIRECTORS.

     Any or all of the directors may be removed for cause by vote of the stockholders or by action of the board. Directors may be removed without cause only by vote of the stockholders.

SECTION  10.  RESIGNATION.

     A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

SECTION  11.  COMPENSATION.

     No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

SECTION  12.  EXECUTIVE  AND  OTHER  COMMITTEES.

     The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of one (l) or more directors. Each such committee shall serve at the pleasure of the board.


                                   ARTICLE IV
                                    OFFICERS


SECTION  1.  NUMBER.

     The officers of the corporation shall be the president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors.

SECTION  2.  ELECTION  AND  TERM  OF  OFFICE.

     The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. In the event that no election of officers be held by the directors at that time, the existing officers shall be deemed to have been confirmed in office by the directors.

SECTION  3.  REMOVAL.

     Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgement the best interest of the corporation would be served thereby, but such removal shall be without prejudice to contract rights, if any, of the person so removed.

SECTION  4.  VACANCIES.

     A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

SECTION  5.  PRESIDENT.

     The president shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

SECTION  6.  CHAIRMAN  OF  THE  BOARD.

     In the absence of the president or in the event of his death, inability or refusal to act, the chairman of the board of directors shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The chairman of the board of directors shall perform such other duties as from time to time may be assigned to him by the directors.

SECTION  7.  SECRETARY.

     The secretary shall keep the minutes of the stockholders' and of the directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder, have general charge of the stock transfer books of the corporation and in general perform all the duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the directors.

SECTION  8.  TREASURER.

     If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance

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with  these  by-laws  and  in  general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.


SECTION  9.  SALARIES.

     The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of fact that he is also a director of the corporation.


                                    ARTICLE V
                      CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION  1.  CONTRACTS.

     The directors may authorize any officer or officers, agent or agents to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.


SECTION  2.  LOANS.

     No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

SECTION  3.  CHECKS,  DRAFTS,  ETC.

     All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the directors.

SECTION  4.  DEPOSITS.

     All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.


                                   ARTICLE VI
                                   FISCAL YEAR

     The fiscal year of the corporation shall begin on the 1st day of January in each year, or on such other day as the Board of Directors shall fix.

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                                   ARTICLE VII
                                    DIVIDENDS

     The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.


                                  ARTICLE VIII
                                      SEAL

     The directors may provide a corporate seal which shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".


                                   ARTICLE IX
                                WAIVER OF NOTICE

     Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these by-laws or under the provisions of the articles of incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.


                                    ARTICLE X
                                   AMENDMENTS

     These by-laws may be altered, amended or repealed and new by-laws may be adopted in the same manner as their adoption, by the Board of Directors if so adopted; by a vote of the stockholders representing a majority of all the shares issued and outstanding, if so adopted or adopted by the Board of Directors; or, in any case, at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.

                                  CERTIFICATION

     THE SECRETARY of the Corporation hereby certifies that the foregoing is a true and correct copy of the By-Laws of the Corporation named in the title thereto and that such By-Laws were duly adopted by the Board of Directors of said Corporation on the date set forth below.

EXECUTED,  AND  CORPORATE  SEAL  AFFIXED,  this  day  of  March  29,  1999.


                             /s/J. Dan Sifford, Jr.
                               J. Dan Sifford, Jr.
                                    Secretary

--------------------------------------------------------------------------------
                                  EXHIBIT 10.1

                             INTREPID INTERNATIONAL
                     FINANCIAL SERVICES CONSULTING AGREEMENT
--------------------------------------------------------------------------------

                             INTREPID INTERNATIONAL
                               FINANCIAL SERVICES
                              CONSULTING AGREEMENT

THIS AGREEMENT is made by and between Intrepid International, Ltd., a Nevada Corporation, (hereafter IIL ), and First Auto, Inc. a Nevada Corporation,
(hereafter Client ) and dated May 24, 2000. In consideration of the mutual promises contained herein, and on the terms and conditions herein set forth, the parties agree as follows:

     1. RETAINER AGREEMENT. Intrepid International, Ltd. is hereby retained as financial services consultants for the Client, consistent with that certain Description of Mission and Services Offered, a copy of which is Attachment 1 to this Consulting Agreement, and incorporated herein by this reference as though fully set forth herein. Among the services to be provided and contemplated by this arrangement are the services of its President, Kirt W. James (billable at $150.00/hr), its prime consultant, J. Dan Sifford Jr. (billable at $240.00/hr), and such incidental secretarial services (billable at $100.00/hr) as may be reasonably and necessarily performed by its secretary. Additional services may be performed by subcontractors of IIL, subject to arrangements approved by Client in advance. Our Counsel bill us at $300 per hour, for legal services in execution of our clients' requests.

     2. SERVICES. IIL agrees to provide, as requested, the widest possible range of and Financial Consulting services, to Management of Client, subject to, limited by and consistent with that certain Description of Mission and Services Offered, a copy of which is Attachment 1 to this Consulting Agreement, and incorporated herein by this reference as though fully set forth herein. Such services include, as requested by Client, coordination of public relations, shareholder relations, audit coordination, certificate and transfer coordination, coordination of relationships with market-makers and broker dealers in the securities of Client and consulting services, incidental analysis and, where appropriate, and subject to the accompanying Attorney Disclosure Agreement, written legal opinions by IIL Counsel acting, as requested by Client, as Special Securities Counsel with Limited Authority, and the preparation and coordination of annual, quarterly and current filings as may be required of the Client pursuant to the Securities and Exchange Act of 1934 and Regulations of the Securities and Exchange Commission promulgated pursuant to the 1934 Act.

     3. COMPENSATION. In consideration for such services, Client agrees to pay IIL pursuant to fee schedule set forth in paragraph 1 above. Billings for services shall be invoiced by IIL and paid upon receipt.

     4. PAYMENT OF EXPENSES. IIL must secure in writing approval in advance for any expense that may be contracted on behalf of Client in excess of $400 in the aggregate. Expenses, if approved, are to be invoiced by IIL and paid upon receipt. In addition to charges for services, Client will be billed for all normal and incidental identifiable costs such as copying charges, telephone expenses, delivery fees, filing fees, and transcription fees; however, travel expenses, expert witness fees and other extraordinary charges will not be incurred without prior approval.

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

     5. UNPAID CHARGES. It is agreed that if at any time any invoice rendered by this Firm to Client for investment banking, appropriate legal services and expenses remains unpaid for any reason for longer than 30 days, we shall have the right to discontinue performance of further services and to withdraw as your attorneys, regardless of the status of any matter in which we will be involved and regardless of any event or proceeding which may then be pending, unless we have reached a subsequent written agreement with respect thereto.

     6. LATE CHARGES. An amount past due will incur a late charge, after 30 days, of 1.5% per month (18% per annum) of the total unpaid balance. Late charges will continue to accrue at the same rate on any unpaid balance during any collection efforts and until the entire bill is paid in full, unless a subsequent agreement with respect to such charges is made and reduced to writing. Should it become necessary to seek collection of any past due statement, you agree to pay all reasonable costs of collection including reasonable attorneys' fees and all interest incurred.

     7. ARBITRATION OF ANY DISPUTES. It is agreed that any dispute arising our of this Agree-ment, or the Firm's representation of you, shall be resolved by binding arbitration in Las Vegas, Nevada, by the American Arbitration Association.

     8. LIABILITY OF IIL. In furnishing Client with advice and other services as requested, neither IIL nor any owner, employee or agent of IIL, shall be liable to Client or its creditors for ordinary errors of judgment or for anything except gross negligence, wilful malfeasance, or bad faith, in the performance of its duties or reckless disregard of its obligations and duties under the terms of this agreement. It is further understood and agreed that IIL may rely upon information furnished to it reasonably believed to be accurate and reliable and that, except as herein provided, IIL shall not be accountable for any loss suffered by Client by reason of Client's action or non-action on the basis of advice, recommendation or approval of IIL, its owners, employees or agents.

     9. GOOD FAITH AND FAIR DEALING. All parties to this agreement hereby covenant expressly to deal with each other honestly, fairly and in good faith in all respects, and to provide each other with reasonable further assurances in furtherance of their mutual performances with respect to this Agreement.

     10. INDEPENDENT CONTRACTOR. IIL is and shall at all times be understood and deemed to be an independent contractor without authority to act or represent Client or its clients, except as provided or authorized in this agreement.

     11. NON-EXCLUSIVITY. Client recognizes and acknowledges that this agreement is non-exclusive, and that accordingly IIL now renders and may in the future render services to other clients, some of which may be of a nature similar to those agreed to be performed herein, or to clients with similar businesses, needing similar advice. IIL is and shall be free to render any such service or advice and shall not be required to devote full-time and attention to its obligations under this agreement, but only such amount as is reasonably necessary.

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

     12. CONTROL. Nothing contained herein shall be deemed to require any action by any Corporation contrary to law or its constituent documents or to relieve the board of directors thereof from responsibility for control of the affairs of such corporation.

     13. OWNERSHIP OF FILES AND RECORDS. Except as to original records or any records or files which we accept upon the understanding that they belong to you, it hereby is agreed that all files, copies of documents, correspondence or other materials which we may accumulate in connection with your representation, including copies of materials filed with any regulatory agency, shall be the property of IIL. Upon the termination of the engagement, IIL will return any property belonging to you upon your request. Copies of our files and other materials which IIL may have accumulated during our representation will be made available to Client at its expense; however, it is specifically agreed that IIL shall have the right, in its discretion, to dispose of these files at such times as it deter-mines reasonably that such files need not be retained any longer. After such destruction, such files will no longer be available.

     14. TERMINATION. The term of this agreement shall begin with the complete execution hereof, and shall continue in effect for until terminated by either party in writing. Upon termination, all accrued charges shall be promptly invoiced and paid.

     15. MISCELLANEOUS. This agreement sets forth the entire agreement and understanding between the parties and supersedes all prior discussions, agreements and understandings, if any, of any and every kind and nature, between them. This agreement is made and shall be construed and interpreted according to the laws of the Client's place of Incorpo-ration if that be Nevada or Texas, and if not, pursuant to the laws of the State of Nevada.

     ACCORDINGLY the parties cause this agreement to be signed by their duly authorized representative, as of the date written below.


                          Intrepid International, Ltd.

                                       by
                                /s/Kirt W. James
                                   Kirt W. James, President


THE ABOVE IS UNDERSTOOD AND AGREED TO and I state under the penalties of perjury that I am authorized to execute this letter agreement:

                                First Auto, Inc.


Date:  May  24,  2000        /s/  J.  Dan  Sifford
                                  J. Dan Sifford, Secretary/Treasurer

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